December 8, 2011

Amanda Ravitz
Assistent Director
Securities and Exchange Commission

Re: Baby All Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 22  , 2011
File No. 333-173302

Dear Ms. Ravitz

Baby All Corp. (“Baby All”) acknowledges receipt of the letter dated December 7 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement (# 5 ) on Form S-1 (the " Amended Draft") and have tracked all changes in the edgarized document for ease of review.

The following is an item-by-item response to the Staff’s comments.We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient. We acknowledge that Baby All is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter followed by our responses

We will not independently develop, manufacture and market our proposed product, page 9

1.
We note your responses to prior comments 7 and 8. Please include a separate risk factor (or multiple risk factors, as appropriate) to highlight the risks concerning government regulation. Also, please tell us, with a view to disclosure, the steps taken to determine whether your product is subject to the Consumer Product Safety Improvement Act, the FDA approval process and other government regulations.

Response

We have added a separate risk factor # 28 to highlight the risks concerning Government Regulations.

We have also revised/added the below in regards to our views on the related government regulations, in Risk Factor #8.

The Company has performed preliminary  research into certain literature issued by Governmental Organizations ( such as FDA and the CPSC) in regards to food packaging in general and in regards to administering food to infants  and / or adults  and due to the vast amount of literature on such regulations , and the complexity of the regulations and the unique application process for related approvals , and due to the fact that the Directors of Baby All Corp do not have any experience with the ( CPSC) and / or FDA approval process and are not qualified to determine if such regulatory approvals and / or the magnitude of the required approvals  is/are required for the patented product design , it is of management’s decision that such criteria be best determined only by experts in this area .

As an example, a memorandum was released by the FDA on May 4, 2011 titled, “FDA issues final guidance for liquid OTC drug products with dispensing devices.”  In this memorandum the FDA released guidance to companies that manufacture, market, or distribute over-the-counter liquid drug products that are packaged with cups, droppers, syringes, and spoons to measure and dispense medication. While our device cannot be called a cup, dropper, syringe, or spoon, the intention of this memorandum could well apply to our product.

The Directors of Baby All have therefore decided to approach only future possible licensees with the related experience of the above and will rely on these licensees to best determine the regulatory requirements and as such also apply and obtain the necessary approvals, whereby these licensees will then only after obtaining the related approvals be able to proceeds with manufacturing and / or marketing the related patented product. (See also risk factor 28)

We are solely governed by two directors, page 14

2.	We note your response to prior comment 2. Please add a risk factor regarding your internal control over financial reporting.

Response

Risk factor # 27 has been added accordingly in relation to the possible existence of  a material weakness in the internal controls over Financial Reporting

Unaudited Interim Financial Statements, page F-1

Note 6. Income Taxes, page F-9

3.
We acknowledge your response to comment 10. However, the statement (appearing here and on page F-11 of the audited financial statements) that “all tax years are closed by expiration of the statute of limitations” does not appear to be factually accurate. Please remove this disclosure from your filing or explain to us how it is accurate.

Response

The clause has been deleted accordingly

An updated consent has also been attached

Sincerely,
Efrat Schwartz, President and Director
Baby All Corp
cc: Amanda Ravtz , Securities and Exchange Commission, Division of Corporation Finance - Edgar